

16013064

NITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response...... 12.00

AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43249



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
120 West, 45th Street
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rosemary Burns 212-425-7790
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Michael Damsky CPA, PC.
(Name - if individual, state last. first. middle name)

260 Middle Country Road	Selden	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Manfred Ernst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fieldstone Services Corp. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BOSTON EMILY CARRICO
Notary Public - State of New York
NO. 01CA6231636
Qualified in New York County
My Commission Expires Nov 29, 2018

Signature

President

Title

2/22/2016

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

Mr. Manfred Ernst
Fieldstone Services Corp.
New York, NY 10036

Dear Mr. Ernst:

We have audited the accompanying statement of financial condition of Fieldstone Services Corp.as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above presents fairly, in all material aspects, the financial position of Fieldstone Services Corp. as of December 31, 2014 in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Selden, New York
February 25 2016

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	111
Deposit with clearing broker		16,105
Other assets		82,509
Furniture and equipment, less accumulated depreciation of $11,417		44
TOTAL ASSETS	$	98,769

LIABILITIES AND SHAREHOLDER'S DEFICIT

Liabilities:		
Accounts payable and accrued expenses	$	253,141
Due to clearing broker		32,066
Total liabilities		285,207
Commitment & contingencies (Notes 6 & 8)		
Shareholder's deficit:		
Common stock - $.01 par value; 3,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		395,199
Retained earnings		(307,980)
Shareholder's equity before receivable from Parent		87,220
Less: receivable from Parent		(273,658)
Total shareholder's deficit		(186,438)
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$	98,769

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corp. (the "Company") (a Delaware corporation) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financings. Additionally, the Company engages in the sale of equities and corporate bonds on an agency basis to U.S. institutional customers.

The Company is a wholly-owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company has not done business since November 26, 2014. Further, the Company does not appear to be able to meet its obligations as they come due, which raises substantial doubt about its ability to continue as a going concern. As of December 31, 2015, the Company's financial statements do not include any adjustments related to the carrying value of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to establish itself as a going concern is dependent on its ability to collect from an investment banking deal which may or may not close and the Company's ability to raise money from outside investors or receive additional funding from it's Parent. The outcome of these matters cannot be determined at this time.

Revenue recognition

The Company has not conducted a business in 2015 and has no revenue.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company and its Parent file consolidated income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company and its Parent are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2012.

NOTE 3. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's cash is held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts in amounts that, at times, may exceed the federally insured limit.

NOTE 4. DEPOSIT WITH AND PAYABLE TO CLEARING BROKER AND PAYABLE

The deposit from clearing broker represents net cash held as required by the clearing agreement. The payable to clearing broker is the remaining balance owed after the payment of minimum monthly charges.

NOTE 5. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. In accordance with an intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state, and local income tax charges or credits based on a separate company taxable income or loss using the statutory rates. The effective tax rate differs from the Company's statutory tax rate due to the use of a net operating loss carryforward against the current year's net income offset by reversal of the valuation allowance on this asset.

NOTE 6. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service agreement (as amended) with the Parent, the Parent provides the services of certain of its employees and other overhead services to the Company. For the year ended December 31, 2015, the Company paid the Parent $180,000 as service fees under the administrative service agreement for its share of the overhead expenses, including salaries, rent, and other office expenses.

As part of the administrative service agreement with the Parent, the Company advances funds to or has additional expenses allocated from its Parent, as required by operating activities, including the Company's share of the provision for income taxes. During 2015, the net advances to the Parent amounted to $445,652. In addition, the Parent was credited with $180,000 of administrative fees. At December 31, 2015, the net amount due from the Parent was $273,658. The advance is non-interest bearing and has no specific repayment terms.

During the year, the Company effectively declared a dividend of $3,000,000 to the Parent as the receivable from Parent was determined not to be collectable.

NOTE 7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2015, the Company had a net capital of ($268,991) and a minimum net capital requirement of $17,940. This resulted in a total deficit of ($286,931).

The Company ceased conducting a securities business on Wednesday, November 26, 2014. The Company has not been in net capital compliance since that time. The Company has not conducted a securities business while under capital and will not conduct a business until sufficient funds are infused or received.

NOTE 8. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2015, the Company was not involved in any significant litigation.

NOTE 9. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.